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Redesigning Digital Documents Through the Blockchain

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DOCUMENT NAME TYPE FROM TO TIME
1 Bachelors Of Art - Psychology Diploma PDF Stanford University Adam S. Tue June 16 2020 9:41 View Cancel Summary
2 Income Verifcation For January PDF Uber Adam S. Mon Feb 1 2021 7:52 View Cancel Summary
3 Employment Verification For January PDF Uber Adam S. Mon Feb 1 2021 7:51 View Cancel Summary
4 Letter of Recommendation for Adam PDF Adam S. Thu Mar 18 2021 21:26 View Cancel Summary

transcrypts.com   Newark CA

Software   Technology   Saas   B2B   Minority Founders

OVERVIEW   UPDATES 3   WHAT PEOPLE SAY 6   ASK A QUESTION

Highlights

1. ⚡ Founding team with previous exit in the blockchain space
2. 📝 Currently beta testing with 30+ companies including Zoom, Urban Outfitters, and Spirit Airlines
3. 🚀 User growth at over 40% month over month since the start of our open beta in January 2021
4. 🤝 Partnership with the largest HR software provider in the world, ADP
5. 🔒 Patented Blockchain Technology with licensing potential
6. ✔ Winner of the 2021 Silicon Valley Business Plan Competition
7. $ 2.7 Billion Total Market Opportunity just in the United States
8. 📈 Ranked as one of the top 5 seed stage startups in the Silicon Valley by Pioneer

Our Team



Zain Zaidi Founder & Chief Executive Officer

Zain founded TransCrypts as a senior electrical engineering student with the goal of addressing the inefficiencies in the background check process.



Ali Zaheer Founder & Chief Technology Officer

Ali has been a blockchain developer for the past 7 years. In 2015 he launched his blockchain consultancy firm which worked with organizations like the Ethereum Foundation and the Royal Bank of Canada. His firm was later acquired by Teller



Ahmed Banafa Blockchain Strategic Advisor

As a professor at Stanford University, Ahmed is one of the pioneers of blockchain technology. He is an award winning researcher with over 100 publications, who has also been a featured tech speaker on ABC, NBC, CBS, CNN, FOX,& the BBC

Help Create A World Where Employment and Income Information is Democratized

Overview

TransCrypts is a tool for human resource departments to automate the issuance of employment and income verification documents. The way our platform works is on a monthly basis we create blockchain based employment and income verification forms and give them directly to the employee. Our platform benefits our HR clientele by saving them time and headache in dealing with the compliance of these verification documents. By giving the employee ownership over their employment and income information we are helping to create a world where data as a whole is democratized. A world where your employment and income information is not controlled by third party company whose only goal is to maximize profits.

We are giving data ownership back into the hands of the people, and by creating a platform that simultaneously benefits HRs we have seen dozens of companies joining TransCrypts in the past few months as early users. TransCrypts is raising money to help grow our team so we can address the tremendous growth we have seen in the past few months, and to help convert our early users into paying customers. We chose Wefunder as the platform to raise this money because as a company that prides itself on democratization of information it would only be fitting to democratize access to our offering rather then just keeping it for the elite of the Silicon Valley.

Highlights & Traction

- One of the top seed stage startups in the Silicon Valley. Ranked as the top 5 Startup in the entire west coast by Pioneer
- Beta testing with employees from over 30+ companies. Some of our biggest users include Zoom, MetroMile, Spirit Airlines, and Urban Outfitters.
- Letter of Intent from Zoom to adopt our product on a paid basis
- User growth at 40% month over month since the start of 2021
- Patented blockchain technology with over 26 different areas of protection
- Winner of one of the most prestigious business competitions in the world, the Silicon Valley Business Plan Competition
- List of advisors include professor of blockchain technology at Stanford University (Ahmed Banafa), CEO of one of the largest background check companies in the country (Mike McCarty), and Head Of People at Launchgood (Tanal Basma)
- Official partner with ADP, the largest HR software company in the world, with future opportunity for strategic investment


HIGHLIGHTS
AND TRACTION
TEST
Ranked as the top 5 startup in the entire west coast by Pioneer
Beta testing with employees from over 30+ companies
Letter of Intent from Zoom to adopt our product on a paid basis
User growth at 40% month over month since the start of 2021
Patented blockchain technology with over 26 different areas of protection


List of Advisors
• Ahmed Banafa, Professor of BlockChain Technology @ Stanford University
• Mike McCarty, CEO of largest background check companies in United States
• Tanal Basma, Head Of People at Launchgood
Winner of one of the most prestigious business competitions in the world, the Silicon Valley Business Plan Competition
Official partner with ADP, the largest HR software company in the world, with future opportunity for strategic investment

Problem

Every year human resource departments around the country are overwhelmed with phone calls and emails from background check companies, lenders, and government organizations requesting to verify the information of their current or past employees. For example, a bank may call an applicant's place of employment to verify their current employment and income status, or a court may request an income verification document to help decide child support payment.

Just in the US alone HRs spend 150M Man-hours responding to these verification requests. This amounts to 4.5 B dollars in excess labor costs to employers.


Problem
Verifying Employment & Income Data Costs Human Resource Departments A Tremendous Amount of Time
150M
Man-hours
Is wasted by HRs annually to provide verification
=
$4.5B
Excess Labor Costs To Employers

A lot of HRs time is used up making sure each verification request is compliant with the Fair Credit Reporting act, a federal law that dictates the compliance behind issuing employment and income verification documents.

Because of the time it takes and potential liability many HRs outsource this responsibility to third party companies, like Equifax and HireRight. However, these companies are expensive, have major data privacy and security issues, and none of them offer a solution that fully automates the verification issuance process for HRs.

We saw an opportunity to address these inefficiencies in our competitors' approach by the recent maturation of blockchain technology. That is why we decided to launch TransCrypts to bring a new technology to an industry that has seen little to no innovation in the past decade.

Our Proprietary Solution

At TransCrypts our patent pending blockchain process allows us to fully automate the issuance of employment and income verification forms for our HR clientele. The value we provide to our HR partners is time savings - in never

clientele. The value we provide to our HR partners is time savings – in never having to manually respond to a verification request again and elimination of any compliance related headache. We are the only solution on the market that fully does both these things, and we accomplish it by our simple 4 step process that takes less than 15 minutes to set up.



How it Works?
By Using the Blockchain Our Patent Pending Process Allows Us to Automate Employment Verification
1
Integrate
with Existing Databases
2
Issue
Verified Documents
3
Share
Document with a 3rd Party
4
Verify
Document Using Blockchain

1)Integrate

The first step in our process is we integrate with our customer's existing human resource databases like ADP, Namely, or BambooHR. Companies can download our solution directly from these HR software providers' official marketplaces. Thus, setting up the integration with their databases would be as simple as downloading an app. Using the information stored on these databases we create employment and income verification documents. Of course, we also have the option to skip integrating all together as employers can manually upload and issue credentials.



ADP
workday.
CERIDIAN
meta4
Ultimate
SOFTWARE
People first.
gusto
bambooHR
PAYCHEX
SAP SuccessFactors
ORACLE
ramco

2)Issue

After integrating our program, we create these income and employment verification forms and issue them directly to the employee's email. This issuance will occur on a monthly basis, so each employee has access to up-to-date information about their employment and income status. Aside from just their emails, employees will be able to access their documents through our portal at Transcrypts.com



TransCrypts
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Documents
Find Document
DOCUMENT NAME TYPE FROM TO TIME
1 Bachelors Of Art – Psychology Diploma PDF Stanford University Adam S. Tue June 16 2020 9:41 View Cancel Summary
2 Income Verifcation For January PDF Uber Adam S. Mon Feb 1 2021 7:52 View Cancel Summary
3 Employment Verification For January PDF Uber Adam S. Mon Feb 1 2021 7:51 View Cancel Summary
4 Letter of Recommendation for Adam PDF Gus Borton Adam S. Thu Mar 18 2021 21:26 View Cancel Summary

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3) Share

After the verification document is issued to the employee, the employee can then share this information with any third party instantaneously. The employee has the option to share the document via a link, email or QR code. Ultimately, the goal will be that an employee could link their employment and income verification forms directly to a loan application, lease, or background check thus greatly reducing the time it takes to verify this information.

4) Verify

An important part of this whole process is for third parties to see if the document being shared with them is authentic. Any document shared via our network can easily be verified by the document's URL link, its transaction id, or by its hash. All a verifier needs to do is to take that information and go to http://portal.transcrypts.com/searchCertificate and put it in a search bar as seen below.


TransCrypts
Certificates Universal Verifier
Search Here...
To verify a certificate, enter any one of:
IPFS Link
IPFS Hash #
Transaction Hash #
In the search field provided above.

Upon providing the appropriate information a verifier will get a page like this, showing who sent the document, the contents of the document, when the document was sent, and to whom the document was sent to as seen below.


TransCrypts
Document Summary
Verified
VIEW DOCUMENT
FROM
Netflix
Security Key:
TO
John Kravoky
Security Key:
DATE AND TIME
4-17-2021,12:54

Revenue Model

We are a B2B SAAS business. Our average sales cycle is 6-8 weeks and our target customer base is companies with over 40 employees. At around the 40-employee mark is when the burden on HRs to issue verification documents and handle the compliance behind each verification request starts to become cumbersome. Therefore, we have noticed that companies with a headcount over 40 plus employees are the ideal candidate for the


A Tiered Subscription Model For Employers Based on Headcount
Basic
< 100 employees
$48/yr
per employee
Plus
100-999 employees
$42/yr
per employee
Enterprise
1000+ employees
$36/yr
per employee

Our Plan

Big corporations are extremely unforgiving. As a completely new technology in our market, blockchain was largely unproven. We needed to build trust with our corporate clients as well as hone in on the deficiencies in our product and the technology. This was the reason behind why we have elected to extend our open beta until the end of July 2021. Upon the conclusion of our open beta, we intend to convert our beta users into paid clients. So far, we have been quite successful in doing so with letters of intent totaling over $531,000 in annual recurring revenue (ARR). From there we aim to reach to more and more human resource

departments and grow in this vertical. However, our long-term plan is to bring our technology to different verticals and document types like medical records, legal documentation, and education history.

Questions?

Transparency is a defining principle at TransCrypts. If you have questions about our company feel free to send either Zain (CEO) or Ali (CTO) an email and we would love to talk with you


Thank You!
TRANSCRYPTS
Email me at zain@transcrypts.com or
my cofounder at ali@transcrypts.com

Invest in a Future of Data Ownership. Invest in TransCrypts


4.9 out of 5 stars rating
1
Winner of the Silicon Valley Business Plan Competition
Beta Testing with over 17,600 employees at 30 + companies
157,000 Issued Documents on TransCrypts.com
2.7 Billion Dollar Market Opportunity